VIA EDGAR

June 23, 2014

Mr. Brian R. Cascio

Accounting Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE: Form 10-K for the fiscal year ended December 31, 2013, filed February 19, 2014

File No. 001-06926

Dear Mr. Cascio:

This letter is in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated June 16, 2014, concerning C. R. Bard, Inc.’s (the “company’s”) Form 10-K for the fiscal year ended December 31, 2013 (“2013 Form 10-K”). In this letter we refer to the company’s June 2, 2014 response to the Staff’s comment letter dated May 21, 2014 as the “June 2nd Response”. For ease of reference, we set forth the Staff’s comments below in bold and the company’s responses thereto.

Form 10-K for the Fiscal Year Ended December 31, 2013

Note 10. Commitments and Contingencies, page II-44

Litigation Reserves, page II-49

1.	Please refer to prior comment 1. Please clarify for us whether these receivables relate to the litigation with Lexington Insurance Company as discussed in your June 10, 2013 response to comment 3. If so, please provide us an update on the litigation. If these receivables relate to other disputes and litigation, please describe to us in appropriate detail the terms of the supplier agreement that require the supplier to defend and indemnify the company and clarify if litigation has been filed. In this regard, please tell us how your history of collecting receivables of this nature has impacted your assumptions surrounding the recording of receivables, including the arbitrator’s decision related to Hernia Product Claims also discussed in the aforementioned letter. As noted in FASB ASC 410-30-35-9, for claims subject to litigation, a rebuttable presumption exists that the realization of the claim is not probable. Please tell us how you have specifically overcome this rebuttable presumption for these receivables and how you determined the collection of these amounts is probable.

As disclosed in our 2013 Form 10-K, in June 2013 we settled the litigation with Lexington Insurance Company and began receiving payments from them thereafter. The receivables at December 31, 2013 related to product liability matters included a receivable of approximately $32 million from Lexington Insurance Company, which is not in dispute.

As noted in our June 2nd Response, a substantial portion of the receivable is the subject of a dispute with one of the company’s suppliers (the “Supplier Dispute”). At this time, no litigation has been filed with respect to the Supplier Dispute. Two separate subsidiaries of the supplier entered into agreements with the company that include indemnification provisions pursuant to which the company is indemnified as described in our June 2nd Response. The company engaged outside legal counsel to evaluate the company’s rights with respect to the dispute. Outside counsel issued a legal opinion supporting the company’s belief that the supplier is obligated to defend and indemnify the company for product defect claims with respect to the products manufactured by the supplier that are the subject of the Women’s Health Product Claims.

The company evaluates the collectability of its receivables related to disputes or litigation on a case-by-case basis after taking into account the factors disclosed in our June 2nd Response in response to prior comment 1. The company took into account FASB ASC 410-30-35-9 for the receivables that are the subject of the Supplier Dispute when determining whether the collection of these amounts is probable. While the company historically has resolved disputes and litigation with some of its insurance carriers (which includes the arbitrator’s decision related to Hernia Product Claims), those matters each related to insurance contract provisions, and facts, circumstances, and legal issues specific to the underlying contracts. The Supplier Dispute differs in nature from those disputes because it involves the distribution and supply of products that are themselves the subject of the Women’s Health Product Claims as compared to disputes regarding insurance coverage with certain insurance carriers. Accordingly, the resolution of these insurance matters did not impact the assumptions and analysis of the recording of the receivable that is the subject of the Supplier Dispute. We refer to our June 2nd Response for our explanation for recognizing the receivable related to the Supplier Dispute.

2.	Please refer to prior comment 2. We note the accruals for product liability contingencies involve a large number of small individual claims of a similar type. Please tell us your consideration of providing a roll forward within MD&A of the outstanding claims including the number of claims pending at each balance sheet date, the number of claims filed each period presented, the number of claims dismissed, settled, or otherwise resolved for each period, and/or including the average settlement amount per claims as discussed in Question 3 to SAB Topic 5Y.

In developing our disclosures, we considered Question 3 to SAB Topic 5Y with respect to the Product Liability Matters and we believe that additional disclosures are not required. In our 2013 Form 10-K, we updated the numbers of claims for the Hernia Product Claims, the Women’s Health Product Claims and the Filter Product Claims (collectively the “Product Liability Matters”), reflected the increased reserve for Product Liability Matters and provided additional information (such as the number of generic complaints and threatened claims for Women’s Health Product Claims) as well as amounts related to judgments and significant settlements with respect to Product Liability Matters. We also provided this disclosure based on information that is closer to our filing date rather than using the balance sheet date for the period then ended. We believe that our disclosure is appropriate and provides meaningful information based on the nature and stage of each matter.

* * * * *

As requested by the Staff, the company acknowledges that, with respect to filings made by the company:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Christopher S. Holland
Christopher S. Holland
Senior Vice President and
Chief Financial Officer